Exhibit 99.136

NOTICE TO READER

During our audit of the Fiscal 2024 Financial Statements, we determined that locked tokens held by the Company were incorrectly accounted for in the Company’s September 30, 2024 financial statements.

The Company has re-filed is September 30, 2024 interim condensed consolidated financial statements (the “Refiled Q3 2024 FS”) to apply a discount for lack of marketability (“DLOM”) and adjust the current/non-current classification of its investments in equity investments in digital assets at fair value through profit and loss. The re-filed financial statements include the following adjustments: a) application of a DLOM to reduce total assets and equity by $102,549,835 b) reclassification of $155,051,353 of current assets to non-current assets c) increase in the three and nine months ended September 30, 2024 net loss of $3,892,283 and $102,549,835 due to the application of the DLOM.

These revised financial statements replace and supersede the original financial statements previously filed on SEDAR+.

AMENDED AND RESTATED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2024 and 2023

(expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada (CPA Canada) for a review of interim financial statements by an entity’s auditor.

DeFi Technologies Inc.

Table of Contents

Condensed consolidated interim statements of financial position	1

Condensed consolidated interim statements of operations and comprehensive income (loss)	2

Condensed consolidated interim statements of cash flows	3

Condensed consolidated interim statements of changes in equity	4

Notes to the condensed consolidated interim financial statements	5-47

i

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

		September 30, 2024	December 31, 2023
	Note	$	$
		(Restated - see note 27)
Assets
Current
Cash and cash equivalents	3,18	20,702,196	6,727,482
Amounts receivable	5,18	1,081,075	54,036
Prepaid expenses	6	4,066,680	1,509,824
Digital assets	7,18	226,655,398	188,342,579
Digital assets loaned	7	38,660,569	270,362,684
Digital assets staked	7	164,256,864	30,516,888
Equity investments in digital assets, at FVTPL	25,28	119,046,980	-
Total current assets		574,469,762	497,513,493
Private investments, at fair value through profit and loss	4,18,21	44,351,316	43,540,534
Digital assets	7	754,857	643,487
Equity investments in digital assets, at FVTPL	25,28	155,051,353	-
Equipment		748	7,679
Intangible assets	8,9	2,432,963	3,542,888
Goodwill	8,9	49,348,414	46,712,027
Total assets		826,409,413	591,960,108
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	10,18,21	5,228,686	9,174,846
Loans payable	11,18	13,499,000	56,210,709
ETP holders payable	12,18	770,485,178	508,130,490
Deferred revenue		548,262	-
Total current liabilities		789,761,126	573,516,045
Shareholders’ equity
Common shares	16(b)	182,702,414	170,687,476
Preferred shares		4,321,350	4,321,350
Share-based payments reserves	17	41,699,333	28,631,887
Accumulated other comprehensive income		(3,743,605)	(1,652,547)
Non-controlling interest		(380)	(4,871)
Deficit		(188,330,825)	(183,539,232)
Total equity		36,648,287	18,444,063
Total liabilities and equity		826,409,413	591,960,108
Nature of operations and going concern	1
Commitments and contingencies	22

Approved on behalf of the Board of Directors:

“Olivier Roussy Newton”	“Stefan Hascoet”
Director	Director

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

		Three months ended September 30,		Nine months ended September 30
		2024	2023	2024	2023
	Note	$	$	$	$
		(Restated - see note 27)	(Restated - see Note 26)	(Restated - see note 27)	(Restated - see Note 26)
Revenues
Realized and net change in unrealized gains and (losses) on digital assets	13	33,955,436	(11,096,160)	180,223,680	39,319,425
Realized and net change in unrealized gains and (losses) on ETP payables	14	(56,506,455)	16,105,048	(175,665,345)	(40,424,382)
Staking and lending income		8,794,327	746,871	22,865,351	2,083,346
Management fees		2,069,013	243,845	5,946,327	703,538
Research revenue		261,741	-	1,102,192	-
Node revenue		182	3,280	4,891	8,256
Realized gain (loss) on investments	4	-	(658)	634,271	(4,683)
Unrealized gain (loss) on investments	4	2,144,9401,217		(353,478)	316,080
Unrealized gain on equity investments	8	29,191,921	-	14,738,452	-
Interest income		2,756	552	4,268	809
Total revenues		19,913,861	6,003,995	49,500,609	2,002,389

Expenses
Operating, general and administration	15,2	6,270,895	3,246,755	39,751,013	7,118,691
Share based payments	1	11,962,871	387,329	17,014,376	1,830,209
Depreciation - equipment	17	1,601	3,236	6,929	9,709
Amortization - intangibles	9	537,546	509,575	1,568,925	1,528,725
Finance costs		783,865	1,082,576	3,450,634	2,644,105
Transaction costs		1,989,609	164,900	3,569,813	484,619
Foreign exchange (gain) loss		(22,650,847)	3,526,454	(15,509,641)	8,280,483
Impairment loss	9	-	-	4,962,021	-
Total expenses		(1,104,460)	8,920,825	54,814,070	21,896,541
Income (loss) before other item		21,018,321	(2,916,830)	(5,313,461)	(19,894,152)
Loss on settlement of debt		-	26,389	-	(172,093)
Net income (loss) for the period		21,018,321	(2,890,441)	(5,313,461)	(20,066,245)
Other comprehensive (loss)
Foreign currency translation (loss)		(932,468)	(1,829,345)	(2,091,058)	(102,841)
Net income (loss) and comprehensive income (loss) for the period		20,085,853	(4,719,786)	(7,404,519)	(20,169,086)

Net income (loss) attributed to:
Owners of the parent		21,018,244	(2,891,620)	(5,317,952)	(20,067,424)
Non-controlling interests		77	1,179	4,491	1,179
		21,018,321	(2,890,441)	(5,313,461)	(20,066,245)

Net income (loss) and comprehensive income (loss) attributed to:
Owners of the parent		20,085,776	(4,720,965)	(7,409,010)	(20,170,265)
Non-controlling interests		77	1,179	4,491	1,179
		20,085,853	(4,719,786)	(7,404,519)	(20,169,086)

Income (loss) per share
Basic		0.07	(0.01)	(0.02)	(0.09)
Diluted	24	0.06	(0.01)	(0.02)	(0.09)

Weighted average number of shares outstanding:
Basic		298,101,066	224,661,137	291,401,579	223,084,360
Diluted	24	355,303,374	224,661,137	291,401,579	223,084,360

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

		Nine months ended September 30,
		2024	2023
	Note	$	$
		(Restated - see note 27)	(Restated - See Note 25)
Cash (used in) provided by operations:
Net Income (loss) for the period		$(5,313,461)	$(20,066,245)
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	17	17,014,376	1,830,209
Loss on debt for shares		-	172,093
Impairment loss	9	4,962,021	-
Interest expense		-	2,644,105
Interest income		-	(2,644,104)
Depreciation - equipment		6,929	9,709
Amortization - Intangible asset	9	1,568,925	1,528,725
Realized loss on investments, net		(634,271)	4,683
Unrealized (gain) loss on investments, net		353,478	(316,080)
Realized and net change in unrealized (gains) and loss on digital assets	13	(180,223,680)	(39,319,425)
Realized and net change in unrealized (gains) and loss on ETP	14	175,665,345	40,424,382
Unrealized gain on equity investments	26,28	(14,738,452)	-
Staking and lending income		(22,865,351)	(2,083,346)
Management fees		(5,946,327)	(703,538)
Node revenue		(4,891)	(8,256)
Digital asset transaction costs		(2,725,932)	-
Unrealized loss on foreign exchange		(987,614)	(342,028)
		(33,868,906)	(18,869,116)
Adjustment for:
Purchase of digital assets		(347,279,352)	(88,193,590)
Disposal of digital assets		603,388,535	64,269,115
Purchase of equity investments		(238,090,603)	-
Purchase of investments		(1,360,400)	-
Disposal of investments		752,230	12,407
Change in amounts receivable		(923,514)	60,977
Change in prepaid expenses and deposits		(2,535,408)	147,418
Change in accounts payable and accrued liabilities		(3,948,356)	2,533,457
Change in deferred revenue		195,036	-
Net cash (used in) operating activities		(23,670,738)	(40,039,332)
Investing activities
Cash received from acquisition of subsidiary		319,643	-
Net cash provided by investing activities		319,643	-
Financing activities
Proceeds from ETP holders		489,877,373	150,736,395
Payments to ETP holders		(409,290,734)	(117,547,052)
Loan Payable		-	4,260,870
Loan repaid	11	(43,871,750)	-
Proceeds from option exercises	17	1,051,950	-
Proceeds from exercise of warrants	17	1,505,712	-
NCIB	16	(2,025,315)	-
Net cash provided by financing activities		37,247,236	37,450,213

Effect of exchange rate changes on cash and cash equivalents		78,573	(172,567)
Change in cash and cash equivalents		13,974,714	(2,761,686)
Cash, beginning of year		6,727,482	4,906,165
Cash and cash equivalents, end of period		$20,702,196	$2,144,479

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in Canadian dollars)

					Share-based payments					Accumulated
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Treasury shares	Warrants	Share-based Payments Reserve	other comprehensive income	Non-controlling interest	Deficit	Total
Balance, December 31, 2023	276,658,208	$170,687,476	4,500,000	$4,321,350	$17,968,263	$8,040,660	$27,453	$2,595,513	$28,631,889	(1,652,548)	(4,871)	(183,539,232)	18,444,063
Acquisition of Reflxivity	5,000,000	3,100,000	-	-	-	-	-	-	-	-	-	-	3,100,000
Acquisition of Solana IP	7,297,090	4,962,021	-	-	-	-	-	-	-	-	-	-	4,962,021
Warrants exercised	6,112,789	1,956,068	-	-	-	-	-	(450,356)	(450,356)	-	-	-	1,505,713
Option exercised	2,692,500	1,907,569	-	-	(798,211)	-	-	-	(798,211)	-	-	-	1,109,359
DSU exercised	2,107,281	1,753,984	-	-	-	(1,712,377)	-	-	(1,712,377)	-	-	(57,412)	(15,805)
Option expiry	-	-	-	-	(874,004)	-	-	-	(874,004)	-	-	874,004	-
DSU surrendered						(111,983)			(111,983)			70,376	(41,608)
NCIB	(1,020,000)	(1,664,704)	-	-	-	-	-	-	-	-	-	(360,609)	(2,025,313)
Share-based payments	-	-	-	-	9,158,892	7,855,483	-	-	17,014,376	-	-	-	17,014,376
Net inome (loss) and comprehensive income (loss) for the period	-	-	-	-	-	-	-	-	-	(2,091,058)	4,491	(5,317,952)	(7,404,519)
Balance, September 30, 2024	298,847,868	$182,702,414	4,500,000	$4,321,350	$25,454,941	$14,071,783	$27,453	$2,145,157	$41,699,333	$(3,743,605)	$(380)	$(188,330,825)	$36,648,287

Balance, December 31, 2022	219,010,501	$166,151,401	4,500,000	$4,321,350	$20,317,312	$6,977,106	$27,453	$588,113	$27,909,984	(2,996,218)	-	(167,477,256)	27,909,261
Shares issued for debt settlement	13,697,095	1,449,102	-	-	-	-	-	-	-	-	-	-	1,449,102
Warrants expired	-	-	-	-	-	-	-	(423,261)	(423,261)	-	-	423,261	-
Options cancelled	-	-	-	-	(4,050,502)	-	-	-	(4,050,502)	-	-	4,050,502	-
DSUs exercised	500,000	107,500	-	-	-	(107,500)	-	-	(107,500)	-	-	-	-
Share-based payments	-	-	-	-	321,543	1,508,667	-	-	1,830,210	-	-	-	1,830,210
Net (loss) and comprehensive (loss) for the period	-	-	-	-	-	-	-	-	-	(102,841)	1,179	(20,067,424)	(20,169,086)
Balance, September 30, 2023	233,207,596	$167,708,003	4,500,000	$4,321,350	$16,588,353	$8,378,273	$27,453	$164,852	$25,158,931	$(3,099,059)	$1,179	$(183,070,917)	$11,019,487

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British

Columbia and continued under the laws of the Province of Ontario. On January 21, 2021, the Company up listed its shares to NEO Exchange (“NEO”) under the symbol of “DEFI”. DeFi is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets, providing premium membership for research reports to investors and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2.

These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at September 30, 2024, the Company has a working capital deficiency of $215,291,364 (December 31, 2023 - working capital (deficiency) of $(76,002,552)), including cash of $20,702,196 (December 31, 2023 - $6,727,482) and for the nine months ended September 30, 2024 had a net income and comprehensive income of $95,145,316 (for the nine months ended September 30, 2023 – net loss and comprehensive loss of $20,169,086). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

These condensed consolidated interim financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Russia’s invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action and the escalation of war between Israel and Hamas in Gaza, any of which may have a destabilizing effect on commodity prices, supply chains, and global economies more broadly. Volatility in digital asset prices and supply chain disruptions may adversely affect the Corporation’s business, financial condition, financing options, and results of operations. The extent and duration of the current Russia-Ukraine conflict or the Israel and Hamas conflict in Gaza and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks, including those relating to digital asset price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on shareholders of the Corporation, and third parties with which the Corporation relies on or transacts, may materialize and may have an adverse effect on the Corporation’s business, results of operation, and financial condition.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company were prepared in accordance with

International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2023 and 2022, which was prepared in accordance with IFRS as issued by the IASB. These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on April 14, 2025.

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries Electrum Streaming Inc. (“ESI”), DeFi Capital Inc. (“DeFi Capital”), DeFi Holdings (Bermuda) Ltd. (“DeFi Bermuda”), Reflexivity LLC, Valour Inc., DeFi Europe AG, and Valour Digital Securities Limited. All material intercompany transactions and balances between the Company and its subsidiary have been eliminated on consolidation.

Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

(c)	Basis of preparation and functional currency

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for DeFi, DeFi Capital, and ESI is the Canadian dollar, and the functional currency for DeFi Bermuda, Reflexivity LLC, Valour Inc., DeFi Europe AG, and Valour Digital Securities Limited is US Dollars.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

●	income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive loss.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(c)	Basis of preparation and functional currency (continued)

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d)	Change in accounting policy

During the year ended December 31, 2023, the Company changed its accounting policy regarding the treatment for when the Company sells a portion of its digital asset holdings or when there’s redemptions of its ETP payables. The Company has adopted first in, first out (“FIFO”) to identify the units sold and determine the cost basis to use. As a result, for nine months ended September 30, 2023, realized gains (loss) on digital assets (decreased) increased by $(22,209,592) and unrealized gains (loss) increased (decreased) by $22,209,592. As a result, for the nine months ended September 30, 2023, realized gains (loss) on ETP payables (decreased) increased by $(39,544,917) and unrealized gains (loss) increased (decreased) by $39,544,917.

There were no changes to the condensed consolidated interim statements of financial position, condensed consolidated interim statements of operations and comprehensive (loss) or condensed consolidated interim statements of cash flow.

(e)	Equity investments in digital assets at fair value through profit and loss (“FVTPL”)

Investments in equity instruments at fair value through profit or loss - Included in investments in equity instruments at fair value through profit or loss are investments in a US private company (LLC), and a U.S. Limited Liability Partnership via a Cayman Island domiciled feeder Limited Liability Partnership.

Management accounted for such investments at fair value to profit or loss under IFRS 9, because the Company does not exercise significant influence over the investee. The Company does not have any contractual right to appoint any representative to the investee’s board of directors. In addition, the Company does not have any participation in policymaking processes and does not have any material transactions with the investee. The fair value of investments in investment funds which are not quoted in an active market is determined by using net asset value as determined by the investment fund’s administrator and include a discount for lack of marketability (“DLOM”). Management deems the net asset value to be the fair value after considering key factors such as the liquidity of the investment fund or its underlying investments, any restrictions on redemptions and basis of accounting.

The Company classifies equity investments it intends to sell within twelve months as current and those where the expectation is to hold for periods longer than a year as non-current. These are included in Level 3 disclosed in Note 18.

(f)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(f)	Significant accounting judgements, estimates and assumptions (continued)

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

(i)	Accounting for digital assets

Among its digital asset holdings, only USDC was classified by the Company as a financial asset. The rest of its digital assets were classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 7) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The cost to sell digital assets is nominal. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the mid-point price at 17:30 CET digital asset exchanges consistent with the final terms for each exchange traded product

(“ETP”). The primary digital asset exchanges used to value digital assets are Kraken, Bitfinex, Binance, Coinbase and Bitstamp. Where digital assets held do not have pricing on these exchanges, other exchanges would be used. On all material coins, Kraken, Bitfinex, Coinbase and Bitstamp were used. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com. The Company revalues its digital assets quarterly.

(ii)	Accounting for ETP holder payables

Financial liabilities at fair value through profit or loss held includes ETP holders payable. Liabilities arising in connection with ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company elected not to designate this as a hedging instrument. The ETPS are actively traded on the Nordic Growth Market (“NGM”) and Germany Borse Frankfurt Zertifikate AG.

(iii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation technique such as Black Scholes model is used to value these instruments. Refer to Notes 4 and 18 for further details.

(iv)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 18, 24, and 25 for further details ..

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(f)	Significant accounting judgements, estimates and assumptions (continued)

(v)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

(vi)	Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

(vii)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

(viii)	Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 9 for the discussion regarding impairment of the Company’s non-financial assets.

(ix)	Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(x)	Assessment of transaction as an asset purchase or business combination

Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business. The three elements of a business include inputs, processes and outputs. When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(f)	Significant accounting judgements, estimates and assumptions (continued)

(xi)	Control

Significant judgment is involved in the determination whether the Company controls under IFRS 10. The Company is deemed to control an investee when it demonstrates: power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. There is judgement required to determine whether these criterions are met. The Company determined it controlled Valour Digital Securities Limited through its role as arranger.

(xii)	Accounting for digital assets held as collateral

The Company has provided digital assets as collateral for loans provided by digital asset liquidity provider. These digital assets held as collateral are included with digital assets and valued at fair value consistent with the Company’s accounting policy for its digital assets. See note 2(e)(i).

(xiii)	Valuation of Equity investments at FVTPL

Significant judgement is required in the determination of the fair value of the Company’s investments in Equity investments (collectively the “Funds”) in digital asset at FVTPL given the lock up periods applied to the digital cryptocurrencies owned by the Funds. The Company assesses the discount for lack of marketability applied by the Fund managers for reasonableness in their calculated net asset values. The Fund managers calculate the discount for lack of marketability (“DLOM”) using an option pricing model.

3.	Cash and cash equivalents

	30-Sep-24	31-Dec-23
Cash at banks	$5,905,973	$306,920
Cash at brokers	13,348,952	6,417,725
Cash at digital currency exchanges	1,447,271	2,837
	$20,702,196	$6,727,482

4.	Investments, at fair value through profit and loss

At September 30, 2024, the Company’s investment portfolio consisted of ten private investments for a total estimated fair value of $44,351,316 (December 31, 2023 – nine private investments for a total estimated fair value of 43,540,534).

During the three and nine months ended September 30, 2024, the Company had a realized gain of $Nil and $634,271 and an unrealized gain/ (loss) of $2,144,940 and $(353,478) (September 30, 2023 – realized (loss) of ($658) and $(4,683) and an unrealized gain of $1,217 and $316,080) on private and public investments.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

4.	Investments, at fair value through profit and loss (continued)

Private Investments

At September 30, 2024, the Company’s ten private investments had a total fair value of $44,351,316.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		61,712 common shares	$86,319	$409,861	1.0%
Amina Bank AG	(i)	3,906,250 non-voting shares	34,498,750	40,090,000	90.4%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	1,697,640	3.8%
Earnity Inc.		85,142 preferred shares	130,946	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	675,017	1.5%
Neuronomics AG		724 common shares	128,898	128,898	0.3%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	-	0.0%
ZKP Corporation	(i)	370,370 common shares	1,385,800	1,349,900	3.0%
Total private investments			$42,495,183	$44,351,316	100.0%

(i) Investments in related party entities

At December 31, 2023, the Company’s nine private investments had a total fair value of $43,540,534.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		187,007 common shares	$261,605	$1,216,890	2.8%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,138,380	4.9%
Earnity Inc.		85,142 preferred shares	130,946	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	630,505	661,366	1.5%
Neuronomics AG		724 common shares	128,898	128,898	0.3%
SDK:meta, LLC		1,000,000 units	3,420,000	-	0.0%
Amina Bank AG (formerly SEBA Bank AG)	(i)	3,906,250 non-voting shares	34,498,750	39,395,000	90.5%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	-	0.0%
Total private investments			$41,284,669	$43,540,534	100.0%

5.	Amounts receivable

	30-Sep-24	31-Dec-23
Other receivables	$1,081,075	$54,036

6. Prepaid expenses

	30-Sep-24	31-Dec-23
Prepaid insurance	$65,498	$42,335
Prepaid expenses	4,001,182	1,467,489
	$4,066,680	$1,509,824

7.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked

As at September 30, 2024, the Company’s digital assets consisted of the below digital currencies, with a fair value of $430,327,688 (December 31, 2023 - $489,865,638). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

7.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

The Company’s holdings of digital assets consist of the following:

	September 30, 2024		December 31, 2023
	Quantity	$	Quantity	$
Binance Coin	1,948.6266	1,514,391	236.4452	97,710
Bitcoin	2,721.5599	211,173,493	2,271.3329	108,983,280
Ethereum	21,914.1061	77,140,001	21,537.4066	65,956,320
EthereumPoW	0.2000	1	0.2000	1
Cardano	64,517,806.7026	33,286,706	54,210,783.1700	43,306,306
Polkadot	2,282,295.1010	14,074,031	1,666,147.7880	18,371,365
Solana	193,805.63	48,236,887	1,682,112.49	235,733,109
Shyft	4,879,446.3958	49,122	4,539,407.2792	78,314
Uniswap	378,293.1647	3,918,585	296,352.0602	2,932,687
USDC		688		673
USDT		4,714,736		111,856
Litecoin	-	-	17.3931	1,719
Doge	413,726.4335	66,795	220,474.3947	26,652
Cosmos	32,429.79	212,649.90	11,700.0000	171,497
Avalanche	63,420.9992	2,420,600	248,151.6644	13,148,105
Matic	15,724.8867	8,544	0.0003	-
Ripple	9,316,964.1025	7,844,255	76,029.7317	62,737
Enjin	88,747.8806	20,582	432,342.3671	223,237
Tron	152,413.2883	32,919	118,490.5094	16,581
Terra Luna	204,635.1265	-	202,302.5360	-
Shiba Inu	2,489,300,000.0000	60,486	-	-
ICP	1,146,727.9192	14,186,408	-	-
Core	3,163,216.1559	4,498,045
AAVE	1.5265	323	-	-
LINK	57,113.7798	932,996	-	-
TON	209,740.0000	1,652,901	-	-
NEAR	381,853.2000	2,773,143	-	-
AVA	1,000.0000	683	-	-
HARB	9,420,895.2800	752,862	-	-
Current	2,586,246,842	429,572,831	63,728,357	489,222,151
Blocto	272,913.4228	1,009	264,559.703	10,503
Boba Network	250,000.0000	-	250,000.00	-
Clover	480,000.0000	20,473	450,000.00	19,831
Maps	285,713.0000	-	285,713.000	-
Mobilecoin	2,855.5045	-	2,855.5045	-
Oxygen	400,000.0000	-	400,000.000	-
Pyth	2,500,000.0000	635,402	2,500,000.00	503,669
Saffron.finance	86.2100	2,695	86.21	2,619
Sovryn	15,458.9500	13,107	15,458.95	12,863
Wilder World	148,810.0000	82,171	148,810.00	94,002
Volmex Labs	2,925,878.0000	-	2,925,878.0000	-
Long-Term		754,857		643,487
Total Digital Assets		430,327,688		489,865,638
Current Digital Assets
Digital assets		226,655,398		188,342,579
Digital assets loaned		38,660,569		270,362,684
Digital assets staked		164,256,864		30,516,888
Total Current Digital Assets		429,572,831		489,222,151
Non-Current Digital Assets
Digital Assets		754,857		643,487
Total Non-Current Digital Assets		754,857		643,487
Total Digital Assets		430,327,688		489,865,638

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

7.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

The continuity of digital assets for the nine months ended September 30, 2024 and year ended December 31, 2023:

	September 30, 2024	December 31, 2023
Opening balance	$489,865,638	$104,202,085
Digital assets acquired	347,279,352	318,355,007
Digital assets disposed	(603,388,535)	(244,656,544)
Digital assets earned from staking, lending and fees	22,870,243	3,554,587
Realized gain (loss) on digital assets	295,685,477	(1,017,247)
Net change in unrealized gains and losses on digital assets	(115,461,797)	324,976,115
Foreign exchange gain (loss)	(6,522,690)	(15,548,363)
	$430,327,688	$489,865,638
Current Digital Assets
Digital assets	226,655,398	188,342,579
Digital assets loaned	38,660,569	270,362,684
Digital assets staked	164,256,864	30,516,888
Total Current Digital Assets	$429,572,831	$489,222,151
Non-Current Digital Assets
Digital Assets	754,857	643,487
Total Non-Current Digital Assets	$754,857	$643,487
Total Digital Assets	$430,327,688	$489,865,638

Digital assets held by counterparty for the nine months ended September 30, 2024 and year ended December 31, 2023 is the following:

	September 30, 2024	December 31, 2023
Counterparty A	$74,437,399	$421,687,911
Counterparty B	16,000	30,592,947
Counterparty C	2,143,013	2,775,287
Counterparty D	61,071	11,785,440
Counterparty E	9,225,537	8,633,491
Counterparty F	24,670,756	837,948
Counterparty G	-	8,840,988
Counterparty H	14,024,130	-
Counterparty K	27,205,958	-
Counterparty L	6,757,201	-
Counterparty M	5,344,060	-
Other	1,955,208	248,294
Self custody	264,487,356	4,463,332
Total	$430,327,688	$489,865,638
Current Digital Assets
Digital assets	226,655,398	188,342,579
Digital assets loaned	38,660,569	270,362,684
Digital assets staked	164,256,864	30,516,888
Total Current Digital Assets	$429,572,831	$489,222,151
Non-Current Digital Assets
Digital Assets	754,857	643,487
Total Non-Current Digital Assets	$754,857	$643,487
Total Digital Assets	$430,327,688	$489,865,638

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

7.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

As of September 30, 2024, digital assets held by lenders as collateral consisted of the following:

	Number of coins
	on loan	Fair Value
Bitcoin	380.0000	$9,225,537
Ethereum	1,845.0000	6,520,191
Total	2,225.0000	$15,745,728

As at September 30, 2024, the 380 Bitcoin held by Genesis Global Capital LLC (“Genesis”) as collateral against a loan has been written down to $9,225,537 (US$6,834,237), the fair value of the loan and interest held with Genesis.

As of December 31, 2023, digital assets held by lenders as collateral consisted of the following:

	Number of coins
	on loan	Fair Value
Bitcoin	1,158.2614	46,860,266
Ethereum	9,263.7800	28,369,770
Total	10,422.0414	$75,230,036

As at December 31, 2023, the 475 Bitcoin held by Genesis as collateral against a loan has been written down to $8,690,623 (US$6,570,862), the fair value of the loan and interest held with Genesis.

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

Digital Assets loaned

As of September 30, 2024, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 2.3% to 5.5% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2023, the Company has on loan select digital assets to borrowers at annual rates ranging from approximately 2.4% to 9.7% and accrue interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of September 30, 2024, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital assets on loan:
Ethereum	10,500.0000	37,106,780	96%
Uniswap	150,000.0000	1,553,789	4%
Total	160,500.0000	$38,660,569	100%

As of December 31, 2023, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital on loan:
Ethereum	7,000.0000	21,437,084	8%
Cardano	8,500,000.0000	6,790,228	3%
Polkdot	1,373,835.0000	15,148,250	6%
Solana	1,572,441.0000	220,363,625	82%
Avalanche	125,009.0000	6,623,496	2%
Total	11,578,285.0000	$270,362,684	100%

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

7.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

As of September 30, 2024, the digital assets on loan by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Value
Digital assets on loan:
Counterparty A	2.3% to 3.85%	156,500.0000	24,524,653
Counterparty F	3.25% to 5.50%	4,000.0000	14,135,916
Total		160,500.0000	$38,660,569

As of December 31, 2023, the digital assets on loan by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Value
Digital on loan:
Counterparty A	2.4% to 9.7%	11,578,285.0000	270,362,684
Total		11,578,285.0000	$270,362,684

As of September 30, 2024, digital assets on loan were concentrated with counterparties as follows:

	Geography	September 30, 2024
Digital assets on loan:
Counterparty A	Cayman Islands	63%
Counterparty F	UAE	37%
Total		100%

As of December 31, 2023, digital assets on loan were concentrated with counterparties as follows:

	Geography	December 31, 2023
Digital on loan:
Counterparty A	Cayman Islands	100%
Total		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of September 30, 2024 and December 31, 2023, the Company does not expect a material loss on any of its digital assets on loan. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

Digital Assets Staked

As of September 30, 2024, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 2.82% to 9.86% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of December 31, 2023, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 3.15% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

7.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

As of September 30, 2024, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Digital assets on staked:
Bitcoin	1,608.0000	138,661,553	84%
Cardano	30,991.6807	15,990	0%
Core	2,734,997.0010	3,889,124	2%
Polkadot	1,868,880.9000	11,524,666	7%
Solana	48,149.8681	10,165,532	6%
Total	4,684,627.4498	$164,256,864	100%

As of December 31, 2023, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Digital on staked:
Cardano	38,201,004.7950	30,516,888	100%
Total	38,201,004.7950	$30,516,888	100%

As of September 30, 2024, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value	Fair Value Share
Digital on staked:
Counterparty B	2.82%	30,991.6807	15,990	0%
Self custody	6.47% to 9.12%	4,653,635.7691	164,240,874	100%
Total		4,684,627.4498	$164,256,864	100%

As of December 31, 2023, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value
Digital on staked:
Counterparty B	3.15%	38,201,004.7950	30,516,888
Total		38,201,004.7950	$30,516,888

As of September 30, 2024, digital assets staked were concentrated with counterparties as follows:

	Geography	September 30, 2024
Digital on staked:
Counterparty B	Switzerland	0%
Self custody	Switzerland	100%
Total		100%

As of December 31, 2023, digital assets staked were concentrated with counterparties as follows:

	Geography	December 31, 2023
Digital on staked:
Counterparty B	Switzerland	100%
Total		100%

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

7.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. The Company places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of September 30, 2024 and December 31, 2023, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes to meets the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

8.	Acquisition of Reflexivity

On February 6, 2024, the Company acquired 100% interest in Reflexivity LLC (“Reflexivity”) by issuing 5,000,000 common shares. Reflexivity is a private company incorporated in the United States that operates a premier private research firm that specializes in producing cutting-edge research reports for the cryptocurrency industry.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consider paid:
Fair value of shares issued	$3,100,000
Fair value of shares issued	$3,100,000

Fair value of assets and liabilities assumed:

Cash	$319,643
Amounts receivable	18,131
Prepaid expenses	21,448
Client relationships	315,000
Brand Name	66,000
Technology	78,000
Accounts payable	(1,383)
Deferred revenue	(353,226)
$463,613
Goodwill	2,636,387
Total net assets aquired	$3,100,000

The goodwill acquired as part of the Reflexivity acquisition is made up of assembled workforce and implied goodwill related to Reflexivity’s management and staff experiences and Reflexivity’s reputation in the industry. It will not be deductible for tax purposes.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

9.	Intangibles and goodwill

Cost	Client relationships	Technology	Brand Name	Total

Balance, December 31, 2023 and 2022	$-	$-	$42,789,968	$42,789,968

Acquisition of Reflexivty LLC	315,000	78,000	66,000	459,000
Acquisition of Solana IP	-	4,962,021	-	4,962,021

Balance, September 30, 2024	$315,000	$5,040,021	$42,855,968	$48,210,989

Accumulated Amortization			Brand Name	Total

Balance, December 31, 2022	$-	$-	$(37,208,780)	$(37,208,780)
Amortization	-	-	(2,038,300)	(2,038,300)
Balance, December 31, 2023	$-	$-	$(39,247,080)	$(39,247,080)
Amortization	(21,000)	(10,400)	(1,537,525)	(1,568,925)
Impairment loss	-	(4,962,021)	-	(4,962,021)
Balance, September 30, 2024	$(21,000)	$(4,972,421)	$(40,784,605)	$(45,778,026)
Balance, December 31, 2023	$-	$-	$3,542,888	$3,542,888
Balance, Septmeber 30, 2024	$294,000	$67,600	$2,071,363	$2,432,963

On February 9, 2024, the Company acquired intellectual property by issuing 7,297,090 common shares of the Company. The intellectual property acquired encompasses a suite of sophisticated features, including advanced liquidity provisioning, innovative trading strategies and technologies, along with the distribution, management and analytics of decentralized financial data. These elements are tailored to support the Solana-focused trading desk operated by the Company. At the time of acquisition, the intangible assets were in an early stage of research and development, with significant uncertainties surrounding its future market demand, sales price and production costs, and as such, on February 9, 2024, the Company recognized an impairment loss of $4,962,021.

10. Accounts payable and accrued liabilities

	30-Sep-24	31-Dec-23
Corporate payables	$5,145,113	$4,443,937
Digital asset liquidity provider	-	4,402,557
Related party payable (Note 21)	83,573	328,352
	$5,228,686	$9,174,846

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

11.	Loans payable

On January 14, 2022 and January 17, 2022, the Company entered into various loans with a digital asset liquidity provider totaling $46,235,200 (US$37,000,000). On April 4, 2022, the Company entered into a loan with a second digital asset provider for US$5,500,000. In April 2022, the Company partially repaid of one of the loans of US$3,500,000, while the remainder of these loans have since been renewed and continue to be outstanding. The Company has spread the loans among three different digital asset liquidity providers to reduce single entity concentration and be able to obtain more competitive rates. During the nine months ended September 30, 2024, the Company repaid loans of US$29,500,000. As of September 30, 2024, the loan principal of $13,499,000 (US$10,000,000) (December 31, 2023 - $52,242,700 (US$39,500,000)) was outstanding. The loans terms are open to 90 days and have interest rates ranging from 7.25% and 10.5% The extended loans are secured with 380 BTC and 1845 ETH. Subsequent to September 30, 2024, the Company repaid loans of US$4,000,000.

One of Company’s digital asset liquidity provider loans payable is held with Genesis. On January 20, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The Company’s loan with Genesis is an open term loan. The Genesis loan and interest payable is US$6,834,237 and secured with 380 BTC. See Note 7.

On March 23, 2023, the Company entered into a loan agreement with an institutional investment firm that specializes in long-term asset backed financing for secured loan of $4,101,300 (US$3,000,001). The loan is secured by 158.2614 BTC. The Company paid a 1% origination fee to the lender. The principal is due eighteen months from the closing date. Interest payments of US$24,375 are due quarterly with the first payment due on June 23, 2023. During the nine months ended September 30, 2024, the Company repaid the loan of US$3,000,001. As of September 30, 2024, the loan principal of $Nil (US$Nil) (December 31, 2023 - $3,967,801 (US$3,000,001)) was outstanding.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

12.	ETP holders payable

The fair market value of the Company’s ETPs as at September 30, 2024 and December 31, 2023 were as follows:

	September 30, 2024	December 31, 2023
	$	$
Valour Bitcoin Zero EUR	21,953,027	13,325,026
Valour Bitcoin Zero SEK	188,916,086	113,727,037
Valour Ethereum Zero EUR	1,983,736	1,426,174
Valour Ethereum Zero SEK	73,338,141	64,723,237
Valour Polkadot EUR	99,867	217,017
Valour Polkadot SEK	13,414,687	18,056,128
Valour Cardano EUR	151,484	105,209
Valour Cardano SEK	32,799,516	43,131,123
Valour Uniswap EUR	169,241	132,960
Valour Uniswap SEK	3,736,079	2,780,982
Valour Binance EUR	28,702	1,560
Valour Binance SEK	1,053,403	-
Valour Solana EUR	8,589,657	4,215,658
Valour Solana SEK	368,007,937	232,410,677
Valour Cosmos EUR	204,252	159,572
Valour Digital Asset Basket 10 EUR	6,045	301,427
Valour Digital Asset Basket 10 SEK	446,910	42,770
Valour Bitcoin Carbon Neutral EUR	15,243	5,288
Valour Avalanche EUR	394,859	137,447
Valour Avalanche SEK	21,110,994	13,034,136
Valour Enjin EUR	20,485	197,061
Valour Ripple SEK	7,712,016	-
Valour Toncoin SEK	1,588,793	-
Valour Chainlink SEK	912,023	-
Valour ICP SEK	2,264,477	-
Valour Bitcoin Staking SEK	3,585,114	-
Valour Hedera SEK	486,979	-
Valour Hedera EUR	247,273	-
Valour CORE SEK	574,755	-
Valour BTC Staking EUR	14,419	-
Valour Short BTC SEK	46,146	-
Valour Near SEK	2,591,387	-
Valour Bitcoin Physical Carbon Neutral USD	724,479	-
Valour Ethereum Physical Staking USD	347,457	-
Valour Physcial Carbon Neutral USD	11,901,502	-
Valour BCIX STOXX USD	1,048,006	-
	770,485,178	508,130,490

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

12.	ETP holders payable (continued)

The Company’s ETP certificates are unsecured and trade on the Nordic Growth Market “(NGM”) and / or Germany Borse

Frankfurt Zertifikate AG. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is always to hedge 100% of the market risk by holding the underlying digital asset. Hedging is done continuously and in direct correspondence to the issuance of certificates to investors.

13.	Realized and net change in unrealized gains and (losses) on digital assets

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Realized gains / (loss) on digital assets	$13,135,608	$(7,785,437)	$295,685,477	$(33,532,327)
Unrealized gains / (loss) on digital assets	20,819,828	(3,310,723)	(115,461,797)	72,851,752
	$33,955,436	$(11,096,160)	$180,223,680	$39,319,425

14.	Realized and net change in unrealized gains and (losses) on ETP payables

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Realized gains / (loss) on ETPs	$(88,901,867)	$(9,467,523)	$(223,139,926)	$27,245,938
Unrealized gains / (loss) on ETPs	32,395,412	25,572,571	47,474,581	(83,775,368)
	$(56,506,455)	$16,105,048	$(175,665,345)	$(56,529,430)

15.	Expenses by nature

	Three months ended September 30,		Nine months ended September 30
	2024	2023	2024	2023
Management and consulting fees	$724,000	$1,576,590	$31,009,078	$3,861,814
Travel and promotion	3,694,667	218,322	5,299,163	457,938
General and administrative	1,604,251	247,180	2,065,157	1,099,834
Accounting and legal	207,782	1,177,471	1,214,825	1,548,065
Regulatory and transfer agent	40,195	27,192	162,790	151,040
	$6,270,895	$3,246,755	$39,751,013	$7,118,691

16.	Share Capital

a)	As at September 30, 2024 and December 31, 2023, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non-retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

16.	Share Capital (continued)

b)	Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2022	219,010,501	$166,151,401
Private placement financings	11,812,500	1,117,145
Shares issued for debt settlement	13,697,095	1,449,102
Warrant allocation		(243,330)
Options exercised	575,000	181,585
DSU exercised	757,500	317,150
Issued on convertible debt	30,000,000	1,585,524
Shares issued on acquisition of investment	805,612	128,898
Balance, December 31, 2023	276,658,208	$170,687,476
Acquisition of Refelxivty LLC (see Note 8)	5,000,000	3,100,000
Acquisiton of Solana IP (see Note 9)	7,297,090	4,962,021
DSU exercised	2,107,281	1,753,984
Options exercised	2,692,500	1,907,569
Warrant exercised	6,112,789	1,956,069
NCIB	(1,020,000)	(1,664,705)
Balance, September 30, 2024	298,847,868	$182,702,414

During the year ended December 31, 2023, the Company issued 13,697,095 common shares at an issue price of $0.11 per share to settle existing debt with consultants and management resulting in a loss on settlement of debt in the amount of $172,093. Officers of the Company received 4,377,139 common shares to settle $413,868 of outstanding payables.

On October 24, 2023, the Company issued convertible debt in exchange for $3,000,000, the notes mature two years from issuance and accrue interest at 8% per annum. Upon conversion or at the maturity of the note the notes were convertible for an equal number of common shares and share purchase warrants, of the Company with an exercise price of $0.20. An officer of the Company subscribed for $361,250 convertible debt.

On November 6, 2023, the conversion option was exercised resulting in the issuance of 30,000,000 common shares of the Company and 30,000,000 warrants, each warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.20 for a period of 60 months following the closing date. At the issue date, the fair value of the warrants was estimated at $0.10 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 151.9%; risk-free interest rate of 3.87% and an expected life of 5 years. As a result of the conversion option, an officer of the Company received 3,612,500 common shares and 3,612,500 warrants for his convertible debenture.

On November 6, 2023, the Company issued 805,612 common shares of the Company in exchange for a $128,898 investment in Neuronomics AG. The shares were valued based on the closing price of the Company’s stock at the date of the exchange. An officer of the Company received 402,808 common shares in exchange for 362 shares of Neuromomics AG.

On November 22, 2023, the Company closed a non-brokered private placement financing and issued 11,812,500 units for gross proceeds of $1,890,000 at a price of $0.16 per unit, each unit consists of one common shares of the company and one warrant, each warrant entitles the holder to acquire one additional common share of the Company at an exercise price of $0.23 for a period of 24 months following the closing date. An officer of the Company subscribed 3,125,000 units for $335,167. At the issue date, the fair value of the warrants was estimated at $0.16 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 139.6%; risk-free interest rate of 4.40% and an expected life of 2 years.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

16.	Share Capital (continued)

b)	Issued and outstanding shares (continued)

On June 11, 2024, under the terms of the NCIB, the Company may, if considered advisable, purchase its common shares in open market transactions through the facilities of the exchange and/or other Canadian alternative trading platforms, not to exceed up to 10 per cent of the public float for the common shares as of June 3, 2024, or 26,996,392 common shares, purchased in aggregate. The price that the company will pay for the common shares shall be the prevailing market price at the time of purchase and all purchased common shares will be cancelled by the company. In accordance with exchange rules, daily purchases (other than pursuant to a block purchase exception) on the exchange under the NCIB cannot exceed 25 per cent of the average daily trading volume on the exchange, as measured from Dec. 1, 2023, to May 31, 2024. The NCIB shall commence on June 10, 2024, and run through June 9, 2025, or on such earlier date as the NCIB is complete.

During the nine months ended September 30, average price of $1.99 (December 31, 2023 –

2024, the Company purchased and cancelled 1,020,000 shares at an purchased and cancelled no shares).

17.	Share-based payments reserves

Stock options, DSUs and Warrants

	Options			DSU		Warrants
		Weighted					Weighted
		average					average
	Number of	exercise	Value of	Number of	Value of	Number of	exercise	Value of
	Options	prices	options	DSU	DSU	warrants	prices	warrants	Total Value
December 31, 2022	17,777,500	$1.27	20,344,765	6,370,000	$6,977,106	16,740,486	$0.20	$588,113	$27,909,984
Granted	8,900,000	0.10	875,928	4,359,286	2,044,291	41,812,500	0.21	2,430,661	5,350,880
Exercised	(575,000)	0.15	(86,710)	(757,500)	(317,150)	-	-	-	(403,860)
Expired / cancelled	(2,697,500)	1.11	(3,138,269)	(327,500)	(663,587)	(12,684,560)	0.03	(423,261)	(4,225,117)
December 31, 2023	23,405,000	$0.85	$17,995,714	9,644,286	$8,040,660	45,868,426	$0.30	$2,595,513	$28,631,887
Granted	8,679,687	1.06	9,158,892	8,264,007	7,855,483	-	-	-	17,014,376
Exercised	(2,692,500)	0.30	(798,211)	(2,107,281)	(1,712,377)	(6,112,789)	0.07	(450,356)	(2,960,944)
Expired / cancelled	(450,000)	1.94	(874,002)	(1,000,000)	(111,983)	-	-		(985,985)
September 30, 2024	28,942,187	$0.85	$25,482,393	14,801,012	$14,071,783	39,755,637	$0.21	$2,145,157	$41,699,333

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

On March 12, 2024, the Company granted 125,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.69 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $79,575 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 149.1%; risk-free interest rate of 3.71%; and an expected average life of 5 years.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

17.	Share-based payments reserves (continued)

Stock option plan (continued)

On April 23, 2024, the Company granted 250,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.77 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $163,325 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.79%; and an expected average life of 5 years.

On May 1, 2024, the Company granted 250,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.77 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $172,950 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.63%; and an expected average life of 5 years.

On May 21, 2024, the Company granted 200,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $1.03 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $190,380 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.79%; and an expected average life of 5 years.

On June 4, 2024, the Company granted 4,000,000 stock options to two companies (together “Valour Holdco”) controlled by an employee of Valour to purchase common shares of the Company for the price of $1.26 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $4,658,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.5%; risk-free interest rate of 4.08%; and an expected average life of 5 years.

On July 29, 2024, the Company granted 3,667,187 stock options to a company controlled by a Valour Holdco to purchase common shares of the Company for the price of $2.17 for a period of five years from the date of grant. The options shall vest (a) on December 31, 2024 and (b) upon Valour Holdco having entered into a contract with an employee or consultant of the Corporation or its subsidiaries to transfer the underlying shares subject to the option, subject to performance hurdles. These options have an estimated grant date fair value of $8,142,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 156.0%; risk-free interest rate of 3.20%; and an expected average life of 5 years.

On July 13, 2023, the Company granted 1,000,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $0.115 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $105,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.47%; and an expected average life of 5 years.

On November 24, 2023, the Company granted 2,650,000 stock options to a consultant and directors of the Company to purchase common shares of the Company for the price of $0.29 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $731,400 using the Black -Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151.7%; risk -free interest rate of 3.83%; and an expected average life of 5 years. Directors of the received 2,500,000 options.

On December 4, 2023, the Company granted 4,500,000 stock options to an officer of the Company to purchase common shares of the Company for the price of $0.45 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $2,162,700 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151.9%; risk-free interest rate of 3.54%; and an expected average life of 5 years.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

17.	Share-based payments reserves (continued)

Stock option plan (continued)

On December 11, 2023, the Company granted 750,000 stock options to a consult and directors of the Company to purchase common shares of the Company for the price of $0.52 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $192,525 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 69.6%; risk-free interest rate of 3.53%; and an expected average life of 5 years. Directors of the received 500,000 options.

On December 11, 2023, the Company granted 750,000 stock options to a consult and directors of the Company to purchase common shares of the Company for the price of $0.52 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $308,700 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 153.1%; risk-free interest rate of 3.53%; and an expected average life of 5 years. Directors of the received 500,000 options.

The Company recorded $9,158,892 of share-based payments during the nine months ended September 30, 2024 (nine months ended September 30, 2023 - $321,541).

The following share-based payment arrangements were in existence at September 30, 2024:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
480,000	480,000	16-Nov-20	16-Nov-25	$0.09	38,016	$0.09	138.70%	5	0%	0.46%
1,000,000	1,000,000	22-Mar-21	22-Mar-26	$1.58	1,906,500	$2.12	145.70%	5	0%	0.99%
2,070,000	2,070,000	09-Apr-21	09-Apr-26	$1.58	3,309,102	$1.78	145.20%	5	0%	0.95%
2,800,000	2,800,000	18-May-21	18-May-26	$1.22	3,150,560	$1.25	145.60%	5	0%	0.95%
1,000,000	1,000,000	18-May-21	18-May-26	$1.22	1,125,200	$1.25	145.60%	5	0%	0.95%
1,950,000	1,950,000	25-May-21	25-May-26	$1.11	1,944,540	$1.11	145.50%	5	0%	0.86%
1,150,000	1,150,000	13-Aug-21	13-Aug-26	$1.58	1,461,305	$1.43	143.70%	5	0%	0.84%
250,000	250,000	21-Sep-21	21-Sep-26	$1.70	380,375	$1.70	144.00%	5	0%	0.85%
250,000	250,000	13-Oct-21	13-Oct-26	$2.10	470,375	$2.10	144.00%	5	0%	1.27%
500,000	500,000	09-Nov-21	09-Nov-26	$3.92	1,758,050	$3.92	144.30%	5	0%	1.37%
250,000	250,000	31-Dec-21	31-Dec-26	$3.11	698,525	$3.11	145.00%	5	0%	1.25%
500,000	500,000	09-May-22	09-May-27	$2.00	591,950	$1.34	146.00%	5	0%	2.76%
500,000	500,000	20-May-22	20-May-27	$1.00	334,300	$0.75	146.80%	5	0%	2.70%
500,000	500,000	17-Oct-22	17-Oct-27	$0.17	75,350	$0.17	149.50%	5	0%	3.60%
1,000,000	500,000	13-Jul-23	13-Jul-28	$0.115	105,000	$0.12	149.10%	5	0%	3.71%
1,500,000	1,500,000	24-Nov-23	24-Nov-28	$0.29	414,000	$0.29	151.70%	5	0%	3.83%
4,500,000	3,375,000	04-Dec-23	04-Dec-28	$0.45	2,162,700	$0.45	151.90%	5	0%	3.54%
250,000	187,500	11-Dec-23	11-Dec-28	$0.52	102,900	$0.52	153.10%	5	0%	3.53%
125,000	125,000	12-Mar-24	12-Mar-29	$0.69	79,575	$0.69	154.30%	5	0%	3.47%
250,000	62,500	23-Apr-24	23-Apr-29	$0.77	163,325	$0.77	154.30%	5	0%	3.79%
250,000	62,500	01-May-24	01-May-29	$0.77	172,950	$0.77	154.30%	5	0%	3.63%
200,000	50,000	21-May-24	21-May-29	$1.03	190,380	$1.03	154.30%	5	0%	3.79%
4,000,000	1,000,000	04-Jun-24	04-Jun-29	$1.26	4,658,000	$1.26	154.50%	5	0%	4.08%
3,667,187	-	29-Jul-24	29-Jul-29	$2.17	8,141,522	$2.39	156.00%	5	0%	3.20%
28,942,187	20,062,500				33,434,500

The weighted average remaining contractual life of the options exercisable at September 30, 2024 was 3.24 years (December 31, 2023 – 3.46 years).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

17.	Share-based payments reserves (continued)

Warrants

As at September 30, 2024, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	2,505,637	14-Nov-22	14-Nov-24	$0.30	259,931	$0.17	152.7%	2	0%	3.87%
Warrants	125,000	14-Nov-22	14-Nov-24	$0.30	13,244	$0.17	152.7%	2	0%	3.87%
Warrants	30,000,000	06-Nov-23	06-Nov-28	$0.20	1,414,476	$0.17	151.9%	5	0%	3.87%
Warrants	7,125,000	22-Nov-23	22-Nov-25	$0.23	466,168	$0.33	139.6%	2	0%	4,40%
Warrant issue costs					(8,661)
	39,755,637				2,145,157

Deferred Share Units Plan (DSUs)

On August 15, 2021, the Company adopted the DSUs plan. Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant.

On May 21, 2024, the Company granted 1,000,000 DSUs to an employee of Valour. These DSUs have a grant day fair value of $1,185,000 and vest immediately.

On May 21, 2024, the Company granted 1,500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $1,777,500 and vest in six months from the grant day.

On May 21, 2024, the Company granted 200,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $237,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On July 29, 2024, the Company granted 4,439,007 DSUs to Valour Holdco. These DSUs have a grant day fair value of $10,609,000 and vest (a) on December 31, 2024 and (b) upon Valour Holdco thereof having entered into a contract with an employee or consultant of the Corporation or its subsidiaries to transfer the underlying shares subject to the option, subject to performance hurdles.

On September 24, 2024, the Company granted 1,125,000 DSUs to officers and consultants of the Company. These DSUs have a grant day fair value of $3,319,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is three months from the grant day.

On February 1, 2023, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $107,500 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On February 1, 2023, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $107,500 and vest immediately.

On July 13, 2023, the Company granted 1,000,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $145,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On November 24, 2023, the Company granted 1,434,286 DSUs to consultants of the Company. These DSUs have a grant day fair value of $277,500 and vest immediately.

On November 24, 2023, the Company granted 925,000 DSUs to officers and consultants of the Company. These DSUs have a grant day fair value of $145,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day. Officers of the Company received 400,000 DSUs.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

17.	Share-based payments reserves (continued)

Deferred Share Units Plan (DSUs) (continued)

The Company recorded $7,855,483 in share-based compensation during the nine months ended September 30, 2024 (nine months ended September 30, 2023 - $1,508,668).

18.	Financial instruments

Financial assets and financial liabilities as at September 30, 2024 and December 31, 2023 are as follows:

	Asset / (liabilities)	Assets / (liabilities) at fair
	at amortized cost	value through profit/(loss)	Total
December 31, 2023
Cash	$6,727,482	$-	$6,727,482
Amounts receivable	54,036	-	54,036
Private investments	-	43,540,534	43,540,534
USDC	-	673	673
Accounts payable and accrued liabilities	(9,174,846)	-	(9,174,846)
Loan payable	(56,210,709)	-	(56,210,709)
ETP holders payable	-	(508,130,490)	(508,130,490)
September 30, 2024
Cash	$20,702,196	$-	$20,702,196
Amounts receivable	1,081,075	-	1,081,075
Private investments	-	44,351,316	44,351,316
USDC	-	688	688
Equity investments	-	274,098,333	274,098,333
Accounts payable and accrued liabilities	(5,228,686)	-	(5,228,686)
Loan payable	(13,499,000)	-	(13,499,000)
ETP holders payable	-	(770,485,178)	(770,485,178)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada, the United States and Europe. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company. Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Custodian Risks

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.-regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at September 30, 2024, the Company had current assets of $574,469,762 (December 31, 2023 - $497,513,493) to settle current liabilities of $789,761,126 (December 31, 2023 - $573,516,045).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Liquidity risk (continued)

The following table shows the Company’s source of liquidity by assets / (liabilities) as at September 30, 2024 and December 31, 2023:

September 30, 2024
	Total	Less than 1 year	1-3 years
Cash	$20,702,196	$20,702,196	$-
Amounts receivable	1,081,075	1,081,075	-
Prepaid expenses	4,066,680	4,066,680	-
Digital assets	430,327,688	429,572,831	754,857
Private investments	44,351,316	-	44,351,316
Equity investments in digital assets	274,098,333	119,046,980	155,051,353
Accounts payable and accrued liabilities	(5,228,686)	(5,228,686)	-
Loans payable	(13,499,000)	(13,499,000)	-
ETP holders payable	(770,485,178)	(770,485,178)	-
Total assets / (liabilities) - June 30, 2024	$(14,585,576)	$(214,743,102)	$200,157,526

December 31, 2023
	Total	Less than 1 year	1-3 years
Cash	6,727,482	$6,727,482	$-
Amounts receivable	54,036	54,036	-
Prepaid expenses	1,509,824	1,509,824	-
Digital assets	489,865,638	489,222,151	643,487
Private investments	43,540,534	-	43,540,534
Accounts payable and accrued liabilities	(9,174,846)	(9,174,846)	-
Loan payable	(56,210,709)	(56,210,709)	-
ETP holders payable	(508,130,490)	(508,130,490)	-
Total assets / (liabilities) - December 31, 2023	$(31,818,531)	$(76,002,552)	$44,184,021

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At September 30, 2024, two investments made up approximately 4.5% (December 31, 2023 – two investments of 7.0%) of the total assets of the Company.

For the nine months ended September 30, 2024, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $4.2 million, or $0.01 per share.

For the year ended December 31, 2023, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $4.2 million, or $0.02 per share.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Market risk (continued)

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at September 30, 2024, a 1% change in interest rates could result in approximately $207,000 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctua te because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro, Swiss Franc, Swedish Krona and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at September 30, 2024 and December 31, 2023, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

September 30, 2024
	United States	British	Swiss	Euro	SEK
Cash	$1,884,374	$1,159	$5,410,389	$1,444,020	$11,040,311
Receivables	148,883	-	8,668	-	-
Private investments	2,563,676	-	40,090,000	-	-
Prepaid expenses	40,762	-	63,372	-	-
Digital assets	430,327,688	-	-	-	-
Equity investment	274,098,333
Accounts payable and accrued liabilities	(1,149,420)	(79,964)	(307,995)	(22,614)	134
Loan payable	(13,499,000)	-	-	-	-
ETP holders payable	(770,485,178)	-	-	-	-
Deferred revenue	(548,262)	-	-	-	-
Net assets (liabilities)	$(76,618,144)	$(78,805)	$45,264,434	$1,421,406	$11,040,177

December 31, 2023
	United States	British	Swiss	European
	Dollars	Pound	Franc	Euro
Cash	$6,668,518	$-	$-	$-
Receivables	47,159	-	-	-
Private investments	4,016,636	-	39,395,000	-
Prepaid investment	1,509,824	-	-	-
Digital assets	489,865,637	-	-	-
Accounts payable and accrued liabilities	(3,080,229)	(74,466)	(101,828)	(21,939)
Loan payable	(56,210,709)
ETP holders payable	(508,130,490)	-	-	-
Net assets (liabilities)	$(65,313,654)	$(74,466)	$39,293,172	$(21,939)

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of September 30, 2024 would result in an estimated increase (decrease) in net income of approximately $8,357,900 (December 31, 2023 - $2,601,500).

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Market risk (continued)

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2023 financial statements.

iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at September 30, 2024 and December 31, 2023.

Investments, fair value	(Quoted Market price)	(Valuation technique -observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Privately traded invesments	$-	$-	$44,351,316	$44,351,316
Equtiy investments	-	-	274,098,333	274,098,333
Digital assets	-	688	-	688
September 30, 2024	$-	$688	$318,449,649	$318,450,337
Privately traded invesments	$-	$-	$43,540,534	$43,540,534
Digital assets	-	673	-	673
December 31, 2023	$-	$673	$43,540,534	$43,541,207

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Market risk (continued)

(e)	Fair value of financial instruments (continued)

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended September 30, 2024 and December 31, 2023. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

	September 30,	December 31,
Investments, fair value for the period ended	2024	2023
Balance, beginning of period	$673	$1,586
Acquired (disposal)	15	(913)
Balance, end of period	$688	$673

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended September 30, 2024 and December 31, 2023. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

	September 30,	December 31,
Investments, fair value for the period ended	2024	2023
Balance, beginning of period	$43,540,534	$30,015,445
Purchases	239,451,003	128,898
Disposal	(830,411)	-
Transferred out	(3,698,577)	-
Realized gain (loss)	634,271	-
Unrealized gain/(loss)	39,352,829	13,396,191
Balance, end of period	$318,449,649	$43,540,534

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at September 30, 2024 and December 31, 2023.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Market risk (continued)

(e)	Fair value of financial instruments (continued)

				Range of
			Significant	significant
		Valuation	unobservable	unobservable
Description	Fair vaue	technique	input(s)	input(s)
3iQ Corp.	$409,861	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	1,697,640	Recent financing	Marketability of shares	0% discount
Earnity	-	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	675,017	Recent financing	Marketability of shares	0% discount
Neuronomics AG	128,898	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
Amina Bank	40,090,000	Market approach	Marketability of shares	0% discount
Skolem Technologies Ltd.	-	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	-	Recent financing	Marketability of shares	0% discount
ZKP Corporation	1,349,900	Recent financing	Marketability of shares	0% discount
Equity investments in digital	274,098,333	Recent financing	Discount for lack of marketability	27.3% discount
September 30, 2024	$318,449,649
3iQ Corp.	$1,216,890	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,138,380	Recent financing	Marketability of shares	0% discount
Earnity	-	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	661,366	Recent financing	Marketability of shares	0% discount
SEBA Bank AG	39,395,000	Market approach	Marketability of shares	0% discount
Neuronomics AG	128,898	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	-	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	-	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	-	Recent financing	Marketability of shares	0% discount
December 31, 2023	$43,540,534

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. As at September 30, 2024, the valuation of 3iQ was based on the recent transaction which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2024. As at September 30, 2024, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $40,986 (December 31, 2023 - $121,689) change in the carrying amount.

Amina Bank AG (“Amina”)

On January 14, 2022, the Company invested $34,498,750 to acquire 3,906,250 non-votes shares of Amina. As at September 30, 2024, the valuation of Amina was based on a market approach which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2024. As at September 30, 2024, a +/- 10% change in the fair value of Amina will result in a corresponding +/- $4,009,000 (December 31, 2023 +/- $3,939,500) change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non-arms length party of the Company. As at September 30, 2024, the valuation of BPC was based on BPC weighted average of comparable public market stock prices of $4.20 per share, which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2024. As at September 30, 2024, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $169,764 (December 31, 2023 - $213,828) change in the carrying amount.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

18.	Financial instruments (continued)

Market risk (continued)

(e)	Fair value of financial instruments (continued)

Earnity Inc. (“Earnity”)

On April 13, 2021, the Company subscribed US$40,000 ($50,076) to acquire certain rights to certain future equity of Earnity. As at September 30, 2024, the valuation of Earnity was determined to be nil based on Earnity ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at September 30, 2024, a +/- 10% change in the fair value of Earnity will result in a corresponding +/- $nil (December 31, 2023 - $nil) change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at September 30, 2024, the valuation of LTC was based on the December 2021 financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2024. As at September 30, 2024. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $67,502 (December 31, 2023 - $66,137) change in the carrying amount.

SDK:Meta LLC

On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company valuing the investment at $3,420,000. During 2022, the Company impaired its investment in SDK:Meta LLC as they were unsuccessful in raising additional funds to continue to advance the company. As at September 30, 2024, the valuation of SDK:Meta LLC was $nil (December 31, 2023 - $nil). Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly. As at September 30, 2024, a +/- 10% change in the fair value of SDK:Meta LLC will result in a corresponding +/- $nil (December 31, 2023 - $nil) change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. On October 29, 2021, the Company rights were converted into 16,354 series A preferred shares. As at September 30, 2024, the valuation of STL was determined to be nil based on STL ceasing operations. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2024. As at September 30, 2024, a +/- 10% change in the fair value of STL will result in a corresponding +/- $nil (December 31, 2023 - $nil) change in the carrying amount.

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at September 30, 2024, the valuation of VLC was nil. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2024. As at September 30, 2024, a +/- 10% change in the fair value of VLC will result in a corresponding +/- nil (December 31, 2023 - $nil) change in the carrying amount.

ZKP Corporation (“ZKP”)

On August 2, 2024, the Company invested US$1,000,000 ($1,385,800) to acquire shares of ZKP. As at September 30, 2024, the valuation of ZKP was based on the recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2024. As at September 30, 2024, a +/- 10% change in the fair value of ZXP will result in a corresponding +/- $134,990 change in the carrying amount.

Equity Investments in Digital Assets at FVTPL (“Equity Investments”)

During Q2 2024, the Company invested $238,090,603 (US$173,814,136) to acquire interest in two entities set up to hold SOL and AVAX acquired from a bankrupt estate. Management used the net asset values as determined by the entities managers and applied a 25% discount for lack of marketability. As at September 30, 2024, a +/- 10% change in the fair value of the Equity Investments will result in a corresponding +/- $27,409,833 change in the carrying amount.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

19.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open-source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)	Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

20.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the nine months ended September 30, 2024.

21.	Related party disclosures

a)	The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity interest
DeFi Capital Inc.	100
DeFi Holdings (Bermuda) Ltd.	100
Electrum Streaming Inc.	100
Reflexivity LLC	100
Valour Inc.	100
DeFi Europe AG	100
Valour Digital Securities Limited	0

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2024 and 2023 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Short-term benefits	$330,006	$161,664	$990,018	$694,232
Shared-based payments	904,545	67,498	2,810,286	264,829
	$1,234,551	$229,162	$3,800,304	$959,061

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

21.	Related party disclosures (continued)

As at September 30, 2024, the Company had $82,655 (December 31, 2023 - $147,485) owing to its current key management, and $394,274 (December 31, 2023 - $314,136) owing to its former key management. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.

c)	During the three and nine months ended September 30, 2024 and 2023, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
2227929 Ontario Inc.	$30,000	$30,000	$90,000	$90,000
	$30,000	$30,000	$90,000	$90,000

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at September 30, 2024, the Company had a payable balance of $327,700 (December 31, 2023 - $226,000) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former director and former officer of the Company, is also a director of 2227929 Ontario Inc.

As at September 30, 2024, the Company incurred $24,599 (September 30, 2023 - $102,546) in legal fees to a firm in which a director of the Company is a partner. Included in accounts payable and accrued liabilities were legal expenses of $918 (December 31, 2023 – $165,868) incurred in the ordinary course of business at a law firm where a director of the company is a Partner.

During the nine months ended September 30, 2024, Valour purchased 1,320,130 USDT for EUR 1,213,237 from a former director of Valour.

During the nine months ended September 30, 2023, the Company paid Valour Holdco US$20,000,000 related to DeFi Alpha trading profits.

During the year ended December 31, 2023, Officers of the Company received 4,377,139 common shares to settle $413,868 of outstanding payables.

During the year ended December 31, 2023, the Company also issued 2,724,941 common shares of the Company to former key management at an issue price of $0.11 per share to settle existing debt of $231,620 resulting in a loss on settlement of debt in the amount of $68,124.

Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($79,964) (December 31, 2023 - $74,466) expenses owed to Vik Pathak, a former director and officer of the Company.

See Note 17.

The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at September 30, 2024.

Valour Inc. holds 4,000,000 common shares of the Company.

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

21.	Related party disclosures (continued)

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of September 30, 2024 and December 31, 2023.

		Estimated
Investment	Nature of relationship to invesment	Fair value
Brazil Potash Corp.*	Officer (Ryan Ptolemy) of Investee	$1,697,640
Aminna Bank AG *	Former Director (Olivier Roussy Newton) of investee	40,090,000
ZKP*	Director (Olivier Roussy Newton) of investee	1,349,900
Total investment - September 30, 2024		$43,137,540

*	Private companies

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.*	Officer (Ryan Ptolemy) of Investee	$2,138,380
Aminna Bank AG (formerlt SEBA Bank AG)*	Former Director (Olivier Roussy Newton) of investee	39,395,000
Total investment - December 31, 2023		$41,533,380

*	Private companies

22.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $2,312,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $974,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

23.	Operating segments

Geographical information

The Company operates in Canada where its head office is located and in the Untied States, Bermuda and Cayman

Islands where its operating business are located. Cayman Islands operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs. Bermuda operates the Company’s Venture portfolio and node business lines. The United States operates the Company’s research firm. Information about the Company’s assets by geographical location is detailed below.

September 30, 2024	Canada	United States	Bermuda	Cayman Islands	Total
Cash	188,806	443,358	-	20,070,032	20,702,196
Amounts receivable	-	131,745	-	949,330	1,081,075
Prepaid expenses	1,709,592	40,762	-	2,316,326	4,066,680
Equity investments	-	-	-	274,098,333	274,098,333
Digital Assets	635,402	-	168,578	429,523,708	430,327,688
Property, plant and equipment	-	-	-	748	748
Other non-current assets	94,372,932	-	-	1,759,761	96,132,692
Total assets	96,906,732	615,865	168,578	728,718,238	826,409,413

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

23.	Operating segments (continued)

December 31, 2023	Canada	Bermuda	Cayman Islands	Total
Cash	59,069	-	6,668,412	6,727,481
Amounts receivable	6,878	-	47,159	54,037
Public investments	-	-	-	-
Prepaid expenses	77,521	-	1,432,303	1,509,824
Digital Assets	503,669	218,131	489,143,837	489,865,637
Property, plant and equipment	-	5,073	2,606	7,679
Other non-current assets	92,578,559	-	1,216,890	93,795,449
Total assets	93,225,696	223,204	498,511,207	591,960,107

Information about the Company’s revenues and expenses by subsidiary are detailed below:

For the nine months ended September 30, 2024	DeFi	Reflexivity	DeFi Bermuda	Defi Alpha	Valour Inc.	Total
Realized and net change in unrealized gains and (losses) on digital assets	131,733	14,050	(59,430)	132,121,555	48,015,772	180,223,680
Realized and net change in unrealized gains and (losses) on ETP	-	-	-	-	(175,665,345)	(175,665,345)
Staking and lending income	-	-	61	-	22,865,290	22,865,351
Management fees	-	-	-	-	5,946,327	5,946,327
Research revenue	-	1,102,192	-	-	-	1,102,192
Node revenue	-	-	4,891	-	-	4,891
Realized (loss) on investments, net	-	-	-	-	634,271	634,271
Unrealized (loss) on investments, net	267,912	-	-	-	(621,390)	(353,478)
Unrealized gain on equity investments	-	-	-	-	14,738,452	14,738,452
Interest income	4,268	-	-	-	-	4,268
Total revenue	403,913	1,116,242	(54,477)	132,121,555	(84,086,623)	49,500,610
Expenses
Operating, general and administration	5,720,821	963,411	12,631	27,172,254	5,881,896	39,751,013
Share based payments	17,014,376	-	-	-	-	17,014,376
Depreciation - property, plant and equipment	-	-	5,073	-	1,856	6,929
Amortization - intangibles	1,568,925	-	-	-	-	1,568,925
Finance costs	0	-	-	-	3,450,634	3,450,634
Transaction costs	21,632	-	-	857,048	2,691,133	3,569,813
Foreign exchange (gain) loss	27,223	-	-	-	(15,151,268)	(15,509,641)
Impairment loss	4,962,021	-	-	-	-	4,962,021
Total expenses	29,314,998	963,411	17,704	28,029,302	(3,125,749)	54,814,070
Income (loss) before other item	(28,911,086)	152,831	(72,181)	104,092,253	(80,960,875)	(5,313,461)
Other comprehensive income (loss)
Foreign currency translation (loss) gain	-	(1,184)	4,226	-	(2,094,100)	(2,091,058)
Net (loss) income and comprehensive (loss) income for the period	(28,911,086)	151,647	(67,954)	104,092,253	(83,054,975)	(7,404,519)

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

23.	Operating segments (continued)

For the nine months ended September 30, 2023	DeFi	DeFi Bermuda	Valour Inc.	Total
Realized and net change in unrealized gains and (losses) on digital assets	-	(19,184)	39,338,609	39,319,425
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	(40,424,382)	(40,424,382)
Realized (loss) of derivative asset	-	-	-	-
Staking and lending income	-	162	2,083,184	2,083,346
Management fees	-	-	703,538	703,538
Node revenue	-	8,256	-	8,256
Realized (loss) on investments, net	-	-	(4,683)	(4,683)
Unrealized (loss) on investments, net	292,092	-	23,988	316,080
Interest income	809	-	-	809
Total revenue	292,901	(10,766)	1,720,254	2,002,389
Expenses
Operating, general and administration	2,434,496	30,321	4,653,874	7,118,691
Share based payments	1,830,209	-	-	1,830,209
Depreciation - property, plant and equipment	-	7,852	1,856	9,709
Amortization - intangibles	1,528,725	-	-	1,528,725
Finance costs		-	2,644,105	2,644,105
Transaction costs	-	-	484,619	484,619
Foreign exchange (gain) loss	(13,346)	-	8,293,829	8,280,483
Impairment loss	-	-	-	-
Income (loss) before other item	(5,487,183)	(48,939)	(14,358,029)	(19,894,152)
Loss on settlement of debt	(172,093)			(172,093)
Income (loss) before other item	(5,659,276)	(48,939)	(14,358,029)	(20,066,245)
Other comprehensive loss
Foreign currency translation (loss) gain	-	(399)	(102,442)	(102,841)
Net (loss) income and comprehensive (loss) income for the period	(5,659,276)	(49,338)	(14,460,471)	(20,169,086)

24.	Earning per share

The following table presents the calculation of basic and fully diluted earnings per common share for the three and nine months ended September 30, 2024:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Numerator:
Net (loss) income	$21,018,321	$(2,890,441)	$(5,313,461)	$(20,066,245)
Denominator:
Weighted average number of common shares - basic	298,101,066	224,661,137	291,401,579	223,084,360
Weighted average effect of dilutive warrants*	36,195,371	-	-	-
Weighted average effect of dilutive options*	14,495,186	-	-	-
Weighted average effect of dilutive DSUs*	6,511,751	-	-	-
Weighted average number of common shares - diluted	355,303,374	224,661,137	291,401,579	223,084,360

Basic earnings per share	$0.07	$(0.01)	$(0.02)	$(0.09)
Diluted earnings per share	$0.06	$(0.01)	$(0.02)	$(0.09)

*	Maximum dilution if all warrants, options and DSUs were exercised would be 83,498,836

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

25.	Investments in equity instruments at fair value through profit and loss

	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	207,027.0014	$31,863,721	258,409.1579	$39,771,998	465,436.1593	$71,635,719
Fund A - Avalance (AVAX)	107,474.4900	$2,990,447	823,971.1100	$22,926,755	931,445.6000	$25,917,202
	314,501.4914	$34,854,168	1,082,380.2679	$62,698,753	1,396,881.7593	$97,552,921
Fund B - Solana (SOL)	547,022.9000	$84,192,812	600,039.2000	$92,352,600	1,147,062.1000	$176,545,412
Total		$119,046,980		$155,051,353		$274,098,333

Fund A

During the nine months ended September 30, 2024, the Company through a subsidiary, invested US$61,741,683 in three tranches of a private investment fund designed to acquire Solana and Avalanche tokens from a bankrupt company. The Company’s investment represents the acquisition of 491,249 Solana at US$105 per Solana and 931,446 Avalanche at US$11 per Avalanche.

The Solana acquired by the Company is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. The Solana will be released in monthly increments from January 2025 through January 2028.

The Avalanche acquired by the Company is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Avalanche is locked and will become distributable on the same unlocking schedule as the Avalanche. The Avalanche will be released in weekly increments July 10, 2025 and continuing through July 1, 2027.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM. The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

Fund B

During the nine months ended September 30, 2024, the Company invested through a subsidiary, US$112,072,458 in two tranches of a private investment fund designed to acquire Solana tokens from a bankrupt company.

The Company’s investment represents the acquisition of 1,123,360 Solana at US$100 per Solana. The Solana acquired by the Company is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Soltana is locked and will become distributable on the same unlocking schedule as the Solana. Approximately 25 % of the Soltana will be released in March 2025, while the remaining 75% of the Solana will be released linearly monthly until January 2028.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM. The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

26.	Unrealized gains on investments in equity instruments at fair value through profit and loss

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Unrealized gain on equity investment	29,191,921	-	14,738,452	-
	$29,191,921	$-	$14,738,452	$-

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

27.	Restatement of financial results as at and for the three and nine months ended September 30, 2023

The Company has restated its September 30, 2023 consolidated statement of financial position, consolidated statement of operations and comprehensive loss and consolidated statement of cash flow to correct material errors and omissions in its prior filing. The following tables present the impact of the restatement adjustments on the Company’s previously issued consolidated financial statements for the three and nine months ended September 30, 2023:

a.	To impair the digital assets held at Genesis to its recoverable amount of $8,780,131 (US$6,525,067).

b.	To revalue the fair value of SEBA Bank AG to $25,969,500.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

		September 30, 2023		September 30, 2023
	Note	$		$
		As previousliy reported	Restatement	As restated
Assets
Current
Cash and cash equivalents	16	2,144,478	-	2,144,478
Amounts receivable	4,16	6,125	-	6,125
Public investments, at fair value through profit and loss	3,16	-	-	-
Prepaid expenses	5	417,276	-	417,276
Digital assets	6,16	104,613,517	(8,780,131)	95,833,386
Digital assets loaned	6	60,877,229	-	60,877,229
Digital assets staked	6	13,175,343	-	13,175,343
Total current assets		181,233,968	(8,780,131)	172,453,837

Private investments, at fair value through profit and loss	3,16,19	41,307,894	(10,995,500)	30,312,394
Digital assets	6	43,920	-	43,920
Equipment		10,917	-	10,917
Right of use assets		-	-	-
Intangible assets	7	4,052,463	-	4,052,463
Goodwill		46,712,027	-	46,712,027
Total assets		273,361,189	(19,775,631)	253,585,558
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8,16,19	6,699,498	-	6,699,498
Loans payable	9,16	56,718,091	-	56,718,091
ETP holders payable	10,16	179,148,481	-	179,148,481
Total current liabilities		242,566,070	-	242,566,070
Non-current liabilities
Lease liabilities		-	-	-
Total liabilities		242,566,070	-	242,566,070
Shareholders’ equity
Common shares	14(b)(c)	167,708,003	-	167,708,003
Preferred shares		4,321,350	-	4,321,350
Share-based payments reserves	15	25,158,931	-	25,158,931
Accumulated other comprehensive income		(3,099,059)	-	(3,099,059)
Non-controlling interest		1,179	-	1,179
Deficit		(163,295,286)	(19,775,631)	(183,070,917)
Total equity		30,795,119	(19,775,631)	11,019,488
Total liabilities and equity		273,361,189	(19,775,631)	253,585,558

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

27.	Restatement of financial results as at and for the three and nine months ended September 30, 2023 (continued)

Condensed Consolidated Interim Statements of Operations and Comprehensive (Loss)

(Expressed in Canadian dollars)

		Three months ended September 30,			Nine months ended September 30,
		2023		2023	2023		2023
	Note	$	$	$	$	$	$
		reported	Restatement	As restated	As previousliy reported	Restatement	As restated
Revenues
Realized and net change in unrealized gains and (losses) on digital assets	11	(13,186,005)	2,089,845	(11,096,160)	45,666,208	(6,346,783)	39,319,425
Realized and net change in unrealized gains and (losses) on ETP payables	12	16,105,048	-	16,105,048	(40,424,382)	-	(40,424,382)
Realized and unrealized (loss) on derivative assets		-	-	-	-	-	-
Staking and lending income		746,871	-	746,871	2,083,346	-	2,083,346
Management fees		243,845	-	243,845	703,538	-	703,538
Node revenue		3,280	-	3,280	8,256	-	8,256
Realized (loss) on investments, net	3	(658)	-	(658)	(4,683)	-	(4,683)
Unrealized gain (loss) on investments, net	3	(2,493,106)	2,494,324	1,217	(2,178,244)	2,494,324	316,080
Interest income		552	-	552	809	-	809
Total revenues		1,419,826	4,584,169	6,003,995	5,854,848	(3,852,459)	2,002,389
Expenses
Operating, general and administration	13,19	3,246,755	-	3,246,755	7,118,691	-	7,118,691
Share based payments	15	387,329	-	387,329	1,830,209	-	1,830,209
Depreciation - property, plant and equipment		3,236	-	3,236	9,709	-	9,709
Depreciation - right of use assets		-	-	-	-	-	-
Amortization - intangibles	7	509,575	-	509,575	1,528,725	-	1,528,725
Finance costs		1,082,576	-	1,082,576	2,644,105	-	2,644,105
Transaction costs		164,900	-	164,900	484,619	-	484,619
Foreign exchange loss		3,526,454	-	3,526,454	8,280,483	-	8,280,483
Total expenses		8,920,825	-	8,920,825	21,896,541	-	21,896,541
Income (loss) before other item		(7,500,999)	4,584,169	(2,916,830)	(16,041,693)	(3,852,459)	(19,894,152)
Loss on settlement of debt		26,389	-	26,389	(172,093)	-	(172,093)
Net (loss) for the period		(7,474,610)	4,584,169	(2,890,441)	(16,213,786)	(3,852,459)	(20,066,245)
Other comprehensive loss
Foreign currency translation gain (loss)		(1,829,345)	-	(1,829,345)	(102,841)	-	(102,841)
Net (loss) and comprehensive income (loss) for the period		(9,303,955)	4,584,169	(4,719,786)	(16,316,627)	(3,852,459)	(20,169,086)
Net (loss) attributed to:
Owners of the parent		(7,475,789)	4,584,169	(2,891,620)	(16,214,965)	(3,852,459)	(20,067,424)
Non-controlling interests		1,179		1,179	1,179		1,179
		(7,474,610)	4,584,169	(2,890,441)	(16,213,786)	(3,852,459)	(20,066,245)
Other comprehensive (loss) attributed to:
Owners of the parent		(9,305,134)	4,584,169	(4,720,965)	(16,317,806)	(3,852,459)	(20,170,265)
Non-controlling interests		1,179		1,179	1,179		1,179
		(9,303,955)	4,584,169	(4,719,786)	(16,316,627)	(3,852,459)	(20,169,086)
(Loss) per share
Basic		(0.03)		(0.01)	(0.07)		(0.09)
Diluted		(0.03)		(0.01)	(0.07)		(0.09)

Weighted average number of shares outstanding:
Basic		224,661,137		224,661,137	223,084,360		223,084,360
Diluted		224,661,137		224,661,137	223,084,360		223,084,360

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

27.	Restatement of financial results as at and for the three and nine months ended September 30, 2023 (continued)

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

			Nine months ended September 30,
		2023		2022
	Note	$	$	$
		As previousliy reported	Restatement	As restated
Cash (used in) provided by operations:
Net (loss) for the period		$(16,213,786)	$(3,852,459)	$(20,066,245)
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	15	1,830,209	-	1,830,209
Loss on debt for shares		172,093	-	172,093
Interest expense	9	2,644,105	-	2,644,105
Interest paid		(2,644,105)	-	(2,644,105)
Depreciation - Property, plant & equipment		9,709	-	9,709
Depreciation - right of use assets		-	-	-
Amortization - Intangible asset	7	1,528,725	-	1,528,725
Realized loss on investments, net		4,683	-	4,683
Unrealized loss (gain) on investments, net		2,178,244	(2,494,324)	(316,080)
Realized and net change in unrealized (gains) and loss on digital assets	11	(45,666,208)	6,346,783	(39,319,425)
Realized and net change in unrealized (gains) and loss on ETP	12	40,424,382	-	40,424,382
Realized and unrealized loss of derivative assets		-	-	-
Staking and lending income		(2,083,346)	-	(2,083,346)
Node revenue		(8,256)	-	(8,256)
Management fees		(703,538)	-	(703,538)
Unrealized loss (gain) on foreign exchange		(342,028)	-	(342,028)
		(18,869,117)	-	(18,869,117)
Adjustment for:
Purchase of digital assets		(88,193,590)	-	(88,193,590)
Disposal of digital assets		64,269,115	-	64,269,115
Purchase of investments		-	-	-
Disposal of investments		12,407	-	12,407
Change in amounts receivable		60,977	-	60,977
Change in prepaid expenses and deposits		147,418	-	147,418
Change in accounts payable and accrued liabilities		2,533,457	-	2,533,457
Net cash (used in) operating activities		(40,039,333)		(40,039,333)
Financing activities
Proceeds from ETP holders		150,736,395	-	150,736,395
Payments to ETP holders		(117,547,052)	-	(117,547,052)
Loan Payable		4,260,870	-	4,260,870
Proceeds from exercise of warrants	15	-	-	-
Proceeds from exercise of options	15	-	-	-
Shares repurchased pursuant to NCIB		-	-	-
Net cash provided by financing activities		37,450,213		37,450,213

Effect of exchange rate changes on cash and cash equivalents		(172,567)	-	(172,567)
Change in cash and cash equivalents		(2,761,687)	-	(2,761,687)
Cash, beginning of period		4,906,165	-	4,906,165
Cash and cash equivalents, end of period		$2,144,478	$-	$2,144,478

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

28.	Restatement of financial results as at and for the three and nine months ended September 30, 2024

The Company has restated its September 30, 2024 condensed consolidated interim statement of financial position, condensed consolidated interim statement of operations and comprehensive loss and condensed consolidated interim statement of cash flow to correct material errors and omissions in its prior filing. The following tables present the impact of the restatement adjustments on the Company’s previously issued condensed consolidated interim financial statements for the three and nine months ended September 30, 2024:

a.	To reclassify current equity investments of $119,046,980 and long-term locked equity investments of $155,051,353 from current digital assets

b.	To reclassify $1356,571,616 of unrealized gains from digital assets to unrealized gains from equity investments

c.	To record DLOM of $102,549,835 for equity investments

Condensed Consolidated Interim Statements of Financial

Position (Expressed in Canadian dollars)

	September 30, 2024		September 30, 2024
	$		$
	As previousliy reported	Restatement	As restated
Assets
Current
Cash and cash equivalents	20,702,196		20,702,196
Amounts receivable	1,081,075		1,081,075
Prepaid expenses	4,066,680		4,066,680
Digital assets	227,317,209	(661,811)	226,655,398
Digital assets loaned	38,660,569		38,660,569
Digital assets staked	540,243,221	(375,986,357)	164,256,864
Equity investments, at fair value through profit and loss, staked	-	119,046,980	119,046,980
Total current assets	832,070,950	257,601,188	574,469,762
Private investments, at fair value through profit and loss	44,351,316		44,351,316
Digital assets	754,857		754,857
Equity investments, at fair value through profit and loss, staked	-	155,051,353	155,051,353
Equipment	748		748
Intangible assets	2,432,963		2,432,963
Goodwill	49,348,414		49,348,414
Total assets	928,959,248	102,549,835	826,409,413
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	5,228,686		5,228,686
Loans payable	13,499,000		13,499,000
ETP holders payable	770,485,178		770,485,178
Deferred revenue	548,262		548,262
Total current liabilities	789,761,126	-	789,761,126
Shareholders’ equity
Common shares	182,702,414		182,702,414
Preferred shares	4,321,350		4,321,350
Share-based payments reserves	41,699,333		41,699,333
Accumulated other comprehensive income	(3,743,605)		(3,743,605)
Non-controlling interest	(380)		(380)
Deficit	(85,780,990)	(102,549,835)	(188,330,825)
Total equity	139,198,122	102,549,835	36,648,287
Total liabilities and equity	928,959,248	102,549,835	826,409,413

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

28.	Restatement of financial results as at and for the three and nine months ended September 30, 2024 (continued)

Condensed Consolidated Interim Statements of Operations and Comprehensive (Loss)

(Expressed in Canadian dollars)

	Three months ended September 30,			Nine months ended September 30,
	2024		2024	2024		2024
	$	$	$	$	$	$
	As previousliy reported	Restatement	As restated	As previousliy reported	Restatement	As restated
Revenues
Realized and net change in unrealized gains and (losses) on digital assets	52,301,189	(48,475,250)	3,825,939	282,773,515	(136,571,616)	146,201,899
Realized and net change in unrealized gains and (losses) on ETP payables	(41,382,409)		(41,382,409)	(160,541,299)		(160,541,299)
Staking and lending income	8,794,328		8,794,328	22,865,352		22,865,352
Management fees	2,069,013		2,069,013	5,946,327		5,946,327
Research revenue	261,741		261,741	1,102,192		1,102,192
Node revenue	182		182	4,891		4,891
Realized (loss) on investments, net	-		-	634,271		634,271
Unrealized gain (loss) on investments, net	2,144,940		2,144,940	(353,478)		(353,478)
Unrealized gain on equity investments	-	48,475,250	48,475,250	-	34,021,781	34,021,781
Interest income	2,756		2,756	4,268		4,268
Total revenues	24,191,741	-	24,191,741	152,436,040	(102,549,835)	49,886,205
Expenses
Operating, general and administration	6,270,895		6,270,895	39,751,013		39,751,013
Share based payments	11,962,871		11,962,871	17,014,376		17,014,376
Depreciation - equipment	1,601		1,601	6,929		6,929
Depreciation - right of use assets	-		-	-		-
Amortization - intangibles	537,546		537,546	1,568,925		1,568,925
Finance costs	783,865		783,865	3,450,634		3,450,634
Transaction costs	1,989,609		1,989,609	3,569,813		3,569,813
Foreign exchange (gain) loss	(22,265,251)		(22,265,251)	(15,124,045)		(15,124,045)
Impairment loss	-		-	4,962,021		4,962,021
Total expenses	(718,864)	--	718,864	55,199,666	-	55,199,666
Net (loss) for the period	24,910,605	-	24,910,605	97,236,374	(102,549,835)	(5,313,461)
Other comprehensive loss
Foreign currency translation gain (loss)	(932,469)		(932,469)	(2,091,058)		(2,091,058)
Net (loss) and comprehensive income (loss) for the period	23,978,136	-	23,978,136	95,145,316	(102,549,835)	(7,404,519)
Net (loss) attributed to:
Owners of the parent	24,910,528		24,910,528	97,231,883		97,231,883
Non-controlling interests	77		77	4,491		4,491
	24,910,605	-	24,910,605	97,236,374	-	97,236,374

Net (loss) and comprehensive income (loss) attributed to:
Owners of the parent	23,978,059		23,978,059	95,140,825		95,140,825
Non-controlling interests	77		77	4,491		4,491
	23,978,136	-	23,978,136	95,145,316	-	95,145,316

(Loss) per share
Basic	0.08		0.08	0.33		(0.02)
Diluted	0.07		0.07	0.33		(0.02)

Weighted average number of shares outstanding:
Basic	298,101,066		298,101,066	291,401,579		291,401,579
Diluted	355,303,374		355,303,374	291,401,579		291,401,579

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc.

Notes to the condensed consolidated interim financial statements

For the three and nine months ended September 30, 2024 and 2023

(Expressed in Canadian dollars unless otherwise noted)

28.	Restatement of financial results as at and for the three and nine months ended September 30, 2024 (continued)

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

	Nine months ended September 30,
	2024		2024
	$	$	$
	As previousliy reported	Restatement	As restated
Cash (used in) provided by operations:
Net (loss) for the period	$97,236,374	$(102,549,835)	$(5,313,461)
Adjustments to reconcile net (loss) income to cash (used in)
operating activities:
Share-based payments	17,014,376		17,014,376
Loss on debt for shares	-		-
Impairment loss	4,962,021		4,962,021
Interest expense	-		-
Interest income	-		-
Depreciation - equipment	6,929		6,929
Amortization - Intangible asset	1,568,925		1,568,925
Realized loss on investments, net	(634,271)		(634,271)
Unrealized (gain) loss on investments, net	353,478		353,478
Realized and net change in unrealized (gains) and loss on digital assets	(282,773,515)	136,571,616	(146,201,899)
Realized and net change in unrealized (gains) and loss on ETP	160,541,299		160,541,299
Unrealized gains on equity investments	-	(34,021,781)	(34,021,781)
Staking and lending income	(22,865,352)		(22,865,352)
Management fees	(5,946,327)		(5,946,327)
Node revenue	(4,891)		(4,891)
Digital asset transaction costs	(2,725,932)		(2,725,932)
Unrealized loss (gain) on foreign exchange	(602,018)		(602,018)
	(33,868,906)	-	(33,868,906)
Adjustment for:
Purchase of digital assets	(585,369,955)	238,090,603	(347,279,352)
Disposal of digital assets	603,388,535		603,388,535
Purchase of equity investments	-	(238,090,603)	(238,090,603)
Purchase of investments	(1,360,400)		(1,360,400)
Disposal of investments	752,230		752,230
Change in amounts receivable	(923,514)		(923,514)
Change in prepaid expenses and deposits	(2,535,408)		(2,535,408)
Change in accounts payable and accrued liabilities	(3,948,356)		(3,948,356)
Change in deferred revenue	195,036		195,036
Net cash (used in) operating activities	(23,670,738)	-	(23,670,738)
Investing activities
Cash received from acquisition of subsidiary	319,643		319,643
	319,643	-	319,643
Financing activities
Proceeds from ETP holders	489,877,373		489,877,373
Payments to ETP holders	(409,290,734)		(409,290,734)
Loan payable	-		-
Loan repayment	(43,871,750)		(43,871,750)
Proceeds from exercise of options	1,051,950		1,051,950
Proceeds from exercise of warrants	1,505,712		1,505,712
NCIB	(2,025,315)		(2,025,315)
Net cash provided by financing activities	37,247,236	-	37,247,236
Effect of exchange rate changes on cash and cash equivalents	78,573	-	78,573
Change in cash and cash equivalents	13,974,714	-	13,974,714
Cash, beginning of period	6,727,482	-	6,727,482
Cash and cash equivalents, end of period	$20,702,196	$-	$20,702,196